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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                           RAYTEL MEDICAL CORPORATION
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    755107109
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                                 (CUSIP Number)

                                   Balfour LLC
                               595 Madison Avenue
                                   19th Floor
                               New York, NY 10022
                                Attn: Rory Riggs
                                 (212) 713-5066
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 755107109
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         1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

              Balfour LLC
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         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions):

              (a)

              (b) |X|
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         3.   SEC Use Only

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         4.   Source of Funds (See Instructions)

              OO
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         5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)

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         6.   Citizenship or Place of Organization

              New York
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Number of          7.    Sole Voting Power:
Shares
Beneficially             342,516
Owned by           -------------------------------------------------------------
Each               8.    Shared Voting Power:
Reporting
Person With              0
                   -------------------------------------------------------------
                   9.    Sole Dispositive Power:

                         342,516
                   -------------------------------------------------------------
                   10.   Shared Dispositive Power:

                         0
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         11. Aggregate Amount Beneficially Owned by Each Reporting Person:

             342,516
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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions)

--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):

             11.7% (1)
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         14. Type of Reporting Person (See Instructions)

             CO
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(1)      Based on 2,919,776 shares outstanding as of November 30, 2001.



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Scheduel 13D

CUSIP No. 755107109
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

              Rory Riggs
--------------------------------------------------------------------------------
         2.   Check the Appropriate Box if a Member of a Group (See
              Instructions):

              (a)

              (b) |X|
--------------------------------------------------------------------------------
         3.   SEC Use Only

--------------------------------------------------------------------------------
         4.   Source of Funds (See Instructions)

              PF
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         5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6.   Citizenship or Place of Organization

              U.S.A.
--------------------------------------------------------------------------------
Number of          7.    Sole Voting Power:
Shares
Beneficially             355,782(1)
Owned by           -------------------------------------------------------------
Each               8.    Shared Voting Power:
Reporting
Person With
                   -------------------------------------------------------------
                   9.    Sole Dispositive Power:

                         355,782(1)
                   -------------------------------------------------------------
                   10.   Shared Dispositive Power:


--------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person:

             355,782(1)
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11):

             12.2% (2)
--------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)

             IN
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(1)      Includes 342,516 shares held by Balfour LLC and 13,266 shares held jointly by Mr. Riggs and his sister, Robin Rhys Riggs.

(2)      Based on 2,919,776 shares outstanding as of November 30, 2001.



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Schedule 13D


         Balfour LLC ("Balfour"), a New York limited liability company, and Rory Riggs, its sole member (together with Balfour, the "Reporting Persons"), hereby file this Amendment No. 3 to amend the Schedule 13D originally filed with the Securities and Exchange Commission on August 28, 2001, as amended by Amendment No 1 filed with the Securities and Exchange Commission on December 18, 2001, and as further amended by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on February 5, 2002.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No. 3 to
Schedule 13D relates is the common stock, $.001 par value (the "Common Stock"), of Raytel Medical Corporation (the "Issuer"). The Issuer's principal executive offices are located at 2755 Campus Drive, Suite 200, San Mateo, California 94403.

ITEM 2.  IDENTITY AND BACKGROUND.

         The principal business of Balfour is investing. Mr. Riggs is the sole member of Balfour. The principal place of business of each of the Reporting Persons is 595 Madison Avenue, 19th Floor, New York, New York 10022. Mr. Riggs is a citizen of the United States. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Riggs' utilized his own personal funds for the purchase of the shares of Common Stock. The aggregate purchase price of the shares of Common Stock was approximately $1,618,935.00.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Amendment No. 3 to Schedule 13D incorporates by reference Amendment No. 2 to Schedule 13D, and the information provided therein under
Item 4. Item 4 is hereby amended as follows:

         On December 19, 2001, the non-binding proposal submitted to the Issuer's financial advisor on December 17, 2001, by Richard F. Bader, Albert J. Henry and RT Acquisition Group, Inc., acting as a group with Balfour, expired in accordance with its terms. On February 8, 2002, the Issuer announced that it had entered into a definitive merger agreement with SHL Telemedicine Ltd. ("SHL") pursuant to which SHL agreed to acquire the Issuer (the "SHL Transaction"). Balfour no longer intends to act in concert with Mr. Bader, Mr. Henry and RT Acquisition Group in connection with the non-binding proposal submitted on December 17, 2001.

         By reason of these activities, Balfour, Mr. Bader, Mr. Henry, and RT Acquisition Group may no longer be deemed to constitute a "group" (as such term is used in Section 13(d)(3) of the rules and regulations under the Securities Exchange Act of 1943, as amended).

         Balfour intends to (1) continue to seek a special meeting of shareholders and/or to possibly initiate a proxy solicitation in order to nominate a new slate of directors supported by Balfour who would exercise their fiduciary duties to cause the Issuer to enter into a sale process designed to maximize shareholder value and (2) exercise its rights to demand appraisal rights should the SHL Transaction be consummated. Balfour has sent a letter to the board of directors of the Issuer stating its intention to act in the aforementioned manner.

         Except as described in this Item 4 and in Item 6 below, the Reporting Persons do not have any present plan or proposal which would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of
Schedule 13D of the Securities and Exchange Commission. The Reporting Person does however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.


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Schedule 13D


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         This Amendment No. 3 to Schedule 13D incorporates by reference the
Schedule 13D filed by the Reporting Persons on August 28, 2001, Amendment No. 1 and Amendment No. 2 and amends the information provided therein under Item 5, paragraphs (a) and (b), to read as follows:

           (a) As of February 15, 2002, Balfour LLC beneficially owned 342,516 shares (11.7%) of the Issuer's Common Stock.

               As of February 15, 2002, Rory Riggs beneficially owned 355,782 shares (12.2%) of the Issuer's Common Stock, which amount includes 342,516 shares of Common Stock beneficially owned by Balfour and 13,266 shares of Common Stock held jointly by Mr. Riggs and his sister, Robin Rhys Riggs.

           (b) As of February 15, 2002, Balfour LLC had the sole power to vote and dispose of 342,516 shares (11.7%) of the Issuer's Common Stock.

               As of February 15, 2002, Rory Riggs had the sole power to vote and dispose of 342,516 shares (12.2%) of the Issuer's Common Stock, which amount includes 342,516 shares of Common Stock beneficially owned by Balfour and 13,266 shares of Common Stock held jointly by Mr. Riggs and his sister, Robin Rhys Riggs.

           (c) There have been no additional transactions in the Issuer's Common Stock since Amendment No. 1 was filed by the Reporting Persons on December 18, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

   No.               Description
   ---               -----------

    1 Joint Filing Agreement dated February 19, 2002 by and among Balfour LLC, and Rory Riggs.

    2.               Letter to Issuer's Board of Directors dated February 15,
                     2002.


                                      -4-
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Schedule 13D


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:        February 19, 2002
       -------------------------

                                               Balfour LLC

                                               By:    /s/  Rory Riggs
                                                    ----------------------
                                               Name:  Rory Riggs
                                               Title: Sole Member



                                                      /s/  Rory Riggs
                                               ---------------------------
                                                      Rory Riggs




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